Exhibit 99.2

HAPPINESS DEVELOPMENT GROUP LIMITED NO.11, DONGJIAO EAST ROAD SHUANGXI SHUNCHANG, NANPING CITY FUJIAN F4 353001, CHINA Investor Address Line 1 Investor Address Line 2 Investor Address Line 3 Investor Address Line 4 Investor Address Line 5 John Sample 1234 ANYWHERE STREET ANY CITY, ON A1A 1A1 234567 234567 SCAN TO VIEW MATERIALS & VOTE VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. ET on October 6, 2022. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 P.M. ET on October 6, 2022. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. NAME THE COMPANY NAME INC. - COMMON THE COMPANY NAME INC. - CLASS A THE COMPANY NAME INC. - CLASS B THE COMPANY NAME INC. - CLASS C THE COMPANY NAME INC. - CLASS D THE COMPANY NAME INC. - CLASS E THE COMPANY NAME INC. - CLASS F THE COMPANY NAME INC. - 401 K CONTROL # → SHARES 123,456,789,012.12345 123,456,789,012.12345 123,456,789,012.12345 123,456,789,012.12345 123,456,789,012.12345 123,456,789,012.12345 123,456,789,012.12345 123,456,789,012.12345 x TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: PAGE 1 OF 2 KEEP THIS PORTION FOR YOUR RECORDS THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY The Board of Directors recommends you vote FOR proposals 1 and 2. For Against Abstain 1. To approve as a special resolution a share consolidation or reverse stock split, of all classes of the Company’s ordinary shares at a ratio of one-for-twenty such that each twenty ordinary shares of the Company shall be combined into one ordinary share of the Company (the “Share Consolidation” and the proposal the “Share Consolidation Proposal”); and 2. To approve as a special resolution the increase of the Company’s authorized shares to US $5,000,000 divided into 350,000,000 Class A Ordinary Shares of US $0.01 par value each, 100,000,000 Class B Ordinary Shares with a par value of US $0.01 each, and 50,000,000 Preferred Shares with a par value of US $0.01 each (the “Increase of Authorized Shares” and the proposal the “Increase of Authorized Shares Proposal”). NOTE: To transact any other business as may properly come before the meeting. Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. JOB # 0 0 0 0 0 0 SHARES CUSIP # SEQUENCE # Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting: The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com HAPPINESS DEVELOPMENT GROUP LIMITED Extraordinary General Meeting of the Shareholders October 7, 2022 at 9:30 AM EDT This proxy is solicited by the Board of Directors The shareholder(s) hereby appoint(s) Xuezhu Wang and Bian Jiong, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of ordinary shares HAPPINESS DEVELOPMENT GROUP LIMITED that the shareholder(s) is/are entitled to vote at the Extraordinary General Meeting of the Shareholders to be held at 9:30 AM, EDT on October 7, 2022, at No. 11, Dongjiao East Road, Shunchang County, Nanping, Fujian, People’s Republic of China, and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations. Continued and to be signed on reverse side